March 27, 2023

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Novonix Limited

Form 20-F for the Transition Period July 1, 2022 to December 31, 2022

Filed February 28, 2023

File No. 001-41208

Dear Ms. Gilmore and Mr. Woody:

On behalf of Novonix Limited (the “Company”), we hereby submit this letter in response to comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated March 14, 2023 (the “Comment Letter”) related to the Company’s Form 20-F for the Transition Period July 1, 2022 to December 31, 2022, filed February 28, 2023 (the “Transition Report”). For the convenience of the Staff, we have repeated the text of the Staff’s comment below in bold text and followed the comment with the Company’s response.

Form 20-F for the Transition Period July 1, 2022 to December 31, 2022

Item 18. Financial Statements

Notes to the consolidated financial statements

Note 15 Financial Assets at Fair Value Through Profit or Loss, page F-38

1.
We note your policy that the group subsequently measures all equity investments at fair value and that you have recorded a loss on equity investment securities at fair value through profit and loss for the twelve months ended June 30, 2022. It does not appear that there has been a change in fair value other than exchange difference during the six months ended December 31, 2022. Please tell us how you concluded that there was no change in fair value subsequent to June 30, 2022. Refer to paragraph 5.7.1 of IFRS 9.

As discussed in the Transition Report on pages F-38 and F-39, the Company classifies equity investments for which the Company has not elected to recognize fair value gains and losses through other comprehensive income as financial assets at fair value through profit or loss. U.S. unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy, as one or more of the significant inputs is not based on observable market data. Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available.

As further discussed in the Transition Report on pages F-38 and F-39, with respect to the Company’s equity investment in KORE Power, Inc. (“KORE Power”), the key assumptions used in the fair valuation at December 31, 2022, and June 30, 2022, included (but were not limited to) the share price at which the Company subscribed for equity in KORE Power, indicators of value derived from actual share transactions that the Company is aware of, foreign exchange rates, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector.

At June 30, 2022, the Company determined the fair value of KORE Power shares to be $5.00 per share, taking into consideration a non-binding memorandum of understanding executed by KORE Power and Siemens Financial Services, Inc. (“Siemens”) at $5.00 per share, as well as other transactions in KORE Powers securities since the date of the Company’s acquisition of KORE Power shares. This represented a decrease in the value of the Company’s investment in KORE Power of 33.3%. This reduction in value was supported by a peer group analysis, which indicated an average decline in value of 39.5% across the sector. As a result, a loss of $10,951,552 was recognized in the profit or loss related to the KORE Power equity investment.

On November 28, 2022, KORE Power issued 15,020,000 shares at a purchase price of $5.00 per share for a total raise of $75,100,000 from multiple investors (including $25 million from Siemens as the lead investor), supporting the carrying value of $5.00 per share that was assessed at June 30, 2022. Further supporting this carrying value, an analysis of share price movements in peer group companies since June 30, 2022 showed an average share price movement of only 1.8% during the period. The peer group analysis indicated a wide range and inconsistency of share price movements (as contrasted with the consistent downward trend discussed above for the prior period) and as a result, we concluded that these movements were more likely due to company-specific factors rather than overall market trends. In addition, to the knowledge of the Company, there have not been any incremental transactions since the capital raise above or in the post balance sheet period that might provide any updated evidence of a change in fair value. Accordingly, the Company determined that for the six months ended December 31, 2022, there was no change in the fair value of KORE Power shares since June 30, 2022 (other than the exchange difference, as noted by the Staff), in accordance with paragraph 5.7.1 of IFRS 9.

If you have any questions or further comments about this response, please contact me by email at nick@novonixgroup.com or by phone at 1-989-859-3213.

Sincerely,

__/s/ Nicholas Liveris__

Nicholas Liveris

Chief Financial Officer

Novonix Limited